UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

REDDY ICE HOLDINGS, INC.
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(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
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(Title of Class of Securities)

75734R105
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(CUSIP Number)

April 18, 2011
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule
13G is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  75734R105
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(1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  Above  Persons
      (entities only):

                      Harvey Partners, LLC
                      20-3760303
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(2)   Check  the  Appropriate Box  if  a  Member of  a  Group (See Instructions)
         (a)  [ ]                           (b) [ ]
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(3)   SEC Use Only
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(4)   Citizenship or Place of Organization:  Delaware, United States
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Number of Shares Beneficially Owned
   Each Reporting Person With by

         (5) Sole Voting Power:                 1,211,639*
                                              -------------------------------------
                                        (6) Shared Voting Power:                          0
                                              -------------------------------------
                                        (7) Sole Dispositive Power:        1,211,639*
                                              -------------------------------------
                                        (8) Shared Dispositive Power:                 0
                                              ------------------------------------
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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:
                1,211,639*
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(10)  Check if  the  Aggregate Amount  in  Row  (9) Excludes Certain Shares (See
      Instructions): [  ]
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(11)  Percent of Class Represented by Amount in Row (9):                   5.2%*
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(12)  Type of Reporting Person (See Instructions):  IA
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* Based on the information set forth in the Annual Report on Form 10-K of Reddy Ice Holdings, Inc. (the “Company”) filed with the Securities and Exchange Commission on March 31, 2011, there were 23,311,456 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), outstanding as of March 28, 2011.  As of April 18, 2011, Harvey SMidCap Fund, LP, a Delaware limited partnership ("SMidCap Fund"), held 336,636 shares of Common Stock, Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company ("SMidCap Offshore Fund"), held 387,695 shares of Common Stock, and Harvey QP, LP, a Delaware limited partnership (“Harvey QP”), held 487,308 shares of Common Stock. Harvey Partners, LLC, a Delaware limited liability company ("Harvey Partners"), is the investment manager of SMidCap Fund, SMidCap Offshore Fund and Harvey QP, and as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by SMidCap Fund, SMidCap Offshore Fund and Harvey QP.  James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

Item 1(a)  Name Of Issuer:  Reddy Ice Holdings, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           8750 North Central Expressway, Suite 1800, Dallas, Texas 75231

Item 2(a)  Name of Person Filing:  Harvey Partners, LLC

Item 2(b)  Address  of  Principal  Business  Office  or,  if  None,  Residence:

           610 Fifth Avenue, Suite 311, New York, NY 10020

Item 2(c)  Citizenship:

    Harvey Partners, LLC is a Delaware limited liability company.

Item 2(d)  Title of Class of Securities:

    Common Stock, par value $0.01 per share

Item 2(e)  CUSIP No.: 75734R105

Item 3.    If  This  Statement Is  Filed  Pursuant  to  Section  240.13d-1(b) or
           240.13d-2(b) or (c), check whether the Person Filing is a:

           Not Applicable.

Item 4.    Ownership.

          (a)  Amount Beneficially Owned (as of April 18, 2011):

                   1,211,639*

          (b)  Percent of Class (as of April 18, 2011):

                   5.2%*

          (c)  Number of Shares as to which such person has:

               (i) sole power to vote or to direct the vote           1,211,639*

              (ii) shared power to vote or to direct the vote                  0

             (iii) sole power to dispose or to direct the
                   disposition of                                                      1,211,639*

             (iv) shared power to dispose or to direct the
                   disposition of                                                                    0

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* Based on the information set forth in the Annual Report on Form 10-K of Reddy Ice Holdings, Inc. (the “Company”) filed with the Securities and Exchange Commission on March 31, 2011, there were 23,311,456 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), outstanding as of March 28, 2011.  As of April 18, 2011, Harvey SMidCap Fund, LP, a Delaware limited partnership ("SMidCap Fund"), held 336,636 shares of Common Stock, Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company ("SMidCap Offshore Fund"), held 387,695 shares of Common Stock, and Harvey QP, LP, a Delaware limited partnership (“Harvey QP”), held 487,308 shares of Common Stock. Harvey Partners, LLC, a Delaware limited liability company ("Harvey Partners"), is the investment manager of SMidCap Fund, SMidCap Offshore Fund and Harvey QP, and as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by SMidCap Fund, SMidCap Offshore Fund and Harvey QP.  James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

Item 5.  Ownership of Five Percent or Less of a Class

              If this  statement  is being  filed to report  the fact that as of the date  hereof the  reporting  person has ceased to be the owner of more than  five percent of the class of securities, check the following:[ ]

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

              Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
              Security  Being Reported  on by the  Parent Holding Company or Control
              Person

              Not Applicable.

Item 8.   Identification and Classification of Members of the Group

               Not Applicable.

Item 9.   Notice of Dissolution of Group

              Not Applicable.

Item 10.      Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that  the information set forth  in this statement is true, complete and correct.

           April 18, 2011

                                                HARVEY PARTNERS, LLC

                                                By: /s/ Jeffrey C. Moskowitz
                                                -------------------------------
                                                Name:  Jeffrey C. Moskowitz
                                                Title: Managing Member

      Attention: Intentional misstatements or omissions of fact constitute
                 Federal criminal violations (See 18 U.S.C. 1001)